EXHIBIT 99.1

Golar named winner of North America Best ESG Energy Business Strategy by Capital Finance International

Capital Finance International (“CFI”) has awarded its Best Energy Business Strategy, North America 2021 Award to Golar LNG Limited (“Golar”).

In its citation for the award, CFI  highlighted Golar’s commitment to repurposing existing assets and using those assets to produce and regasify cleaner burning LNG, facilitating a quicker transition away from higher polluting fossil fuels. Also cited was Golar’s commitment to innovation in the field of energy efficiency and evaluation of new technology and alternatives that could further reduce the carbon footprint of LNG.

Commenting on the award, Chief Executive Officer Karl-Fredrik Staubo said: “Golar has a history of being an LNG market entrepreneur at the forefront of some of the key technology advances in the LNG industry, including first mover into FSRUs and FLNGs.

Repurposing of assets and innovation focused on energy efficiency makes financial sense for both Golar and its customers and reduces the environmental footprint of LNG. We are very grateful to be recognized by CFI for our long-standing efforts in contributing to strengthen LNG’s relative competitiveness in the global energy market.”

About Golar

Golar LNG is one of the world's most innovative and experienced independent owners and operators of marine LNG infrastructure. The company developed the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Front End Engineering and Design (FEED) studies have also been completed for a larger newbuild FLNG solution.

About CFI
CFI is a print and online platform reporting on global business, economics and finance. Their main mandate is to spark conversations around business transformation, technology and innovation and their annual awards have recognised companies such as Microsoft, Credit Suisse, Fitch, PWC, Emirates, and Amazon for their work and the impact they have made in their sectors.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

January 28, 2022

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act